UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES ACT OF 1934

For the Month of March 2005

Commission File Number: 333-111435

JED Oil Inc.
 (Translation of registrant’s name into English)

2600, 500-4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  x    Form 40-F___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___  No   x

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes___  No   x

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___  No   x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

JED Oil Inc. issued their 2004 annual report and a press release attached hereto as Exhibits 99.1 and 99.2

Exhibit No.	Description
99.1	JED 2004 Annual Report
99.2	Press release dated March 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JED Oil Inc.
(Registrant)
By:

/s/ Bruce A. Stewart  Bruce A. Stewart

Chief Financial Officer
Date: April 7, 2005